Exhibit 99.6

A registration statement relating to the securities proposed to be issued in the Offer (as defined below) has been filed with the Securities and Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This announcement is not an offer to buy or the solicitation of an offer to sell any Shares (as defined below), nor is it an offer to buy or the solicitation of an offer to sell any Agrium Common Shares (as defined below). The Offer is made solely by the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below) and any amendments or supplements thereto. Offeror (as defined below) is not aware of any state or any country where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state or foreign statute. If Offeror becomes aware of any valid state or foreign statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Offeror will make a good faith effort to comply with such state or foreign statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Offeror cannot comply with such state or foreign statute, Offeror will not make the Offer to, nor will tenders be accepted from or on behalf of, holders of Shares in such state or country. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Offeror by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Exchange

Each Outstanding Share of Common Stock

of

CF Industries Holdings, Inc.

for

$31.70 in Cash and 1.0 Common Share of Agrium Inc.

or

1.7866 Common Shares of Agrium Inc.

or

$72.00 in Cash

subject, in the case of an all-cash election or an all-stock election, to the proration procedures described in the prospectus/offer to exchange and the related letter of election and transmittal by

North Acquisition Co.,

a wholly-owned subsidiary of

Agrium Inc.

North Acquisition Co., a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Agrium Inc., a corporation governed by the Canada Business Corporations Act (“Agrium”), is offering to exchange for each outstanding share of common stock of CF Industries Holdings, Inc., a Delaware corporation (“CFI”), par value $0.01 per share (including the associated Series A Junior Participating Preferred Stock purchase rights, the “Shares”), validly tendered and not properly withdrawn in the Offer, at the election of the holder of such Share, one of the following:

•	$31.70 in cash, without interest, and 1.0 common share of Agrium, no par value (the “Agrium Common Share”) (the “Mixed Consideration”),

subject to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below):

•	1.7866 Agrium Common Shares (the “Stock Consideration”), or

•	$72.00 in cash, without interest (the “Cash Consideration”).

        The aggregate cash consideration to be paid by Agrium in the Offer and the Proposed Merger (as defined below) will not exceed approximately $1.6 billion, and the aggregate stock consideration to be paid by Agrium in the Offer and the Proposed Merger will not exceed approximately 50.2 million Agrium Common Shares. Any Shares tendered with respect to which a Mixed Consideration election is made will not be subject to proration under any circumstance; however, holders electing the Cash Consideration or the Stock Consideration may receive a different form of consideration from that selected. Holders electing either the Cash Consideration or the Stock Consideration will be subject to proration such that not more than 44% of the Shares tendered in the Offer can be exchanged for cash and not more than 56% of the Shares tendered in the Offer can be exchanged for Agrium Common Shares. Holders who otherwise would be entitled to receive a fractional Agrium Common Share will instead receive cash in lieu of any fractional Agrium Common Share such holder may have otherwise been entitled to receive. See “The Offer—Elections and Proration” in the Prospectus for a detailed description of the proration procedure and “The Offer—Fractional Shares” in the Prospectus for a detailed description of the treatment of fractional Agrium Common Shares. The Prospectus and the related Letter of Election and Transmittal more fully describe the Offer.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 19, 2009, UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

The Offer is made upon the terms and subject to the conditions set forth in the prospectus/offer to exchange, dated March 16, 2009 (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which together, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”.

Tendering CFI stockholders of record who tender directly will not be charged brokerage fees or commissions or, subject to the instructions in the Letter of Election and Transmittal, transfer taxes on the exchange of Shares pursuant to the Offer. Tendering CFI stockholders who hold their Shares through a bank, broker or other nominee should consult such institution as to whether it charges any service fees. Agrium or Offeror will pay charges and expenses incurred in connection with the Offer by BNY Mellon Shareowner Services, the exchange agent, Georgeson Inc., the information agent, and RBC Capital Markets Corporation, the dealer manager.

        The Offer is conditioned upon the following: (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended from time to time, that number of Shares which, when added to any Shares already owned by Agrium or Offeror, represents a majority of the total number of outstanding Shares on a fully diluted basis (assuming the conversion or exercise of all stock options, other derivative securities or other rights to acquire Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) at the time of the expiration of the Offer; (ii) CFI shall have entered into a definitive merger agreement with Agrium with respect to the Proposed Merger, which terms and conditions will be fully satisfactory to Agrium and shall provide, among other things, that: (A) the board of directors of CFI has approved the Offer and the Proposed Merger and (B) the board of directors of CFI has removed any other impediment to the consummation of the Offer and the Proposed Merger; (iii) Agrium shall have completed to its satisfaction confirmatory due diligence with respect to CFI’s non-public information on CFI’s business, assets and liabilities and shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting CFI’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer; (iv) CFI’s unsolicited proposal to acquire Terra Industries Inc. (“Terra”) shall have been withdrawn or terminated without any shares of Terra having been purchased or agreed to have been purchased by CFI pursuant to such proposal or otherwise; (v) CFI’s board of directors shall have redeemed the Series A Junior Participating Preferred Stock purchase rights, or Agrium shall be satisfied in its sole discretion that such rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger; (vi) Agrium shall be satisfied in its sole discretion that the restrictions on “Business Combinations” with an “Interested Stockholder” set forth in Section 203 of the Delaware General Corporation Law are inapplicable to the Offer and the Proposed Merger or any other business combination involving Agrium or any of its subsidiaries and CFI; (vii) there shall not have been any material adverse change to CFI or its business at any time on or after the date hereof and prior to the expiration of the Offer; (viii) each of CFI and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at any time on or after the date hereof and prior to the expiration of the Offer; (ix) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated; the Commissioner appointed under the Competition Act shall have (A) issued an advance ruling certificate or (B)(1) the applicable waiting period shall have expired or been earlier terminated or waived and (2) a “no-action” letter on terms acceptable to Agrium shall have been obtained; if the Offer is subject to pre-merger notification under the Canada Transportation Act, the transaction shall have been cleared by the Canadian Minister of Transport or the Governor in Council; and any other requisite clearances and/or approvals under any other federal, state or foreign antitrust, competition or other regulatory law shall have been obtained; (x) the shareholders of

Agrium shall have approved the issuance of Agrium Common Shares pursuant to the Offer and the Proposed Merger, if such approval is required by the Toronto Stock Exchange (the “TSX”); (xi) the registration statement of which the Prospectus is a part shall have become effective under the Securities Act of 1933, as amended, and no stop order or proceeding seeking a stop order shall have been issued and no other proceeding shall have been instituted or threatened by the Securities and Exchange Commission; and (xii) the Agrium Common Shares to be issued pursuant to the Offer shall have been approved for listing on the TSX and authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will accept for exchange, and will exchange, Shares validly tendered and not properly withdrawn promptly after the expiration date of the Offer. In all cases, exchanges of Shares tendered and accepted for exchange pursuant to the Offer will be made only after timely receipt by the exchange agent of (i) certificates for those Shares, or timely confirmation of a book-entry transfer of those Shares into the exchange agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Prospectus, (ii) a properly completed and duly executed Letter of Election and Transmittal, with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and (iii) any other documents required by the Prospectus.

Offeror will be deemed to have accepted for exchange Shares validly tendered and not properly withdrawn if and when Offeror gives oral or written notice to the exchange agent of such acceptance. The exchange agent will deliver any cash and Agrium Common Shares issuable in exchange for Shares validly tendered and accepted pursuant to the Offer and any cash (without interest) payable in lieu of fractional Agrium Common Shares as soon as practicable after receipt of such notice. The exchange agent will act as the agent for tendering CFI stockholders for the purpose of receiving cash and Agrium Common Shares from Offeror and transmitting such cash and Agrium Common Shares to tendering CFI stockholders.

CFI stockholders may elect to receive the Mixed Consideration, the Stock Consideration or the Cash Consideration in exchange for each Share validly tendered and not withdrawn pursuant to the Offer, subject, in the case of elections of the Cash Consideration or the Stock Consideration, to the proration procedures described in the Prospectus and the related Letter of Election and Transmittal, by indicating their elections in the applicable section of the Letter of Election and Transmittal. If a CFI stockholder decides to change its election after tendering its Shares, such CFI stockholder must first properly withdraw the tendered Shares and then re-tender the Shares prior to the expiration date of the Offer, with a new Letter of Election and Transmittal that indicates the revised election.

CFI stockholders will not receive any interest on any cash that Offeror pays in the Offer, even if there is a delay in making the exchange.

The purpose of the Offer is for Agrium to acquire control of, and ultimately the entire equity interest in, CFI. The Offer is the first step in Agrium’s plan to acquire all of the outstanding Shares. Agrium currently intends, as soon as practicable following the consummation of the Offer, to seek to effect the merger of Offeror with and into CFI, with CFI surviving the merger (the “Proposed Merger”). CFI after the Proposed Merger is sometimes referred to as the “Surviving Corporation.” The purpose of the Proposed Merger is for Agrium to acquire all Shares not acquired in the Offer. After the Proposed Merger, the Surviving Corporation will be a wholly-owned subsidiary of Agrium and the former CFI stockholders will no longer have any direct ownership interest in the Surviving Corporation. Pursuant to the Proposed Merger, at the effective time of the Proposed Merger, each Share then outstanding (except for Shares held in CFI’s treasury, Shares owned by any direct or indirect wholly-owned subsidiary of CFI and Shares owned by Agrium, Offeror or any of their direct or indirect wholly-owned subsidiaries, including Shares acquired in the Offer) will be converted into the right to receive, at the election of the holder of such Share, one of the Mixed Consideration, the Stock Consideration or the Cash Consideration subject, in the case of a Cash Consideration election or a Stock Consideration election, to the proration procedures applicable with respect to the Offer. Holders who otherwise would be entitled to receive a fractional Agrium Common Share will instead receive cash in lieu of any fractional Agrium Common Share such holder may have otherwise been entitled to receive. See “The Offer—Fractional Shares” in the Prospectus for a detailed description of the treatment of fractional Agrium Common Shares.

Offeror expressly reserves the right to extend the period of time during which the Offer remains open, in its sole discretion, at any time or from time to time. Offeror currently intends to extend the Offer from time to time until all conditions of the Offer have been satisfied or waived. To the extent legally permissible, Offeror also reserves the right, in its sole discretion, at any time or from time to time: (1) to delay acceptance for exchange of any Shares pursuant to the Offer, or to terminate the Offer and not accept or exchange any Shares not previously accepted or exchanged, if any of the conditions of the Offer are not satisfied or waived prior to the expiration date of the Offer or to the extent required by applicable laws; (2) to extend the Offer from time to time if less than 90% of the total Shares on a fully diluted basis have been validly tendered and not withdrawn at the otherwise scheduled expiration date of the Offer; (3) to the extent any condition of the Offer is not met, to decrease the consideration paid in the Offer; (4) to waive any condition; and (5) to otherwise amend the Offer in any respect.

Offeror will effect any extension, termination, amendment or delay by giving oral or written notice to the exchange agent and by making a public announcement as promptly as practicable thereafter. In the case of any extension, any such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering CFI stockholder to withdraw such stockholder’s Shares. “Expiration Date” means 12:00 midnight, New York City time, on May 19, 2009, unless and until Offeror has extended the Offer, subject to applicable laws, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Offeror, will expire. No subsequent offering period will be available after the Offer.

CFI stockholders may withdraw tendered Shares at any time prior to the Expiration Date. CFI stockholders may thereafter withdraw their Shares from tender at any time after such date until Offeror accepts Shares for exchange. Once Offeror accepts Shares for exchange pursuant to the Offer, all tenders not previously withdrawn become irrevocable. For the withdrawal of Shares to be effective, the exchange agent must receive a written notice of withdrawal from the CFI stockholder at one of the addresses set forth on the back cover of the Prospectus prior to the Expiration Date. The notice must include the stockholder’s name, address, Social Security number, the certificate number(s), the number of Shares to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those Shares, and any other information required pursuant to the Offer or the procedures of DTC, if applicable. Offeror will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision shall be final and binding. None of Offeror, Agrium, the exchange agent, the information agent, the dealer manager or any other person is under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or will incur any liability for failure to give any such notification. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, a CFI stockholder may re-tender withdrawn Shares by following the applicable procedures discussed under the caption of the Prospectus entitled “The Offer—Procedure for Tendering” or “The Offer—Guaranteed Delivery” at any time prior to the Expiration Date.

The rights of Agrium shareholders are different in some respects from the rights of CFI stockholders. Therefore, CFI stockholders who receive any Agrium Common Shares will have different rights as stockholders once they become Agrium shareholders. You should review these differences in the detailed information under the caption of the Prospectus entitled “Comparison of Shareholders’ Rights.”

The purchase price will be allocated to CFI’s identifiable assets and liabilities based on their respective estimated fair values at the closing date of the Proposed Merger, and any excess of the purchase price over those fair values will be accounted for as goodwill. The valuation of CFI’s assets and liabilities has not yet been commenced. The preliminary purchase price allocation is subject to change based on the completion of the final valuation analysis by Agrium management, which will be based upon relevant facts and circumstances and advice from independent third-party experts, as appropriate.

        The exchange pursuant to the Offer will be a fully taxable transaction for U.S. federal income tax purposes and, as such, a U.S. resident stockholder will recognize gain or loss on the exchange in an amount equal to the difference between (i) the sum of the fair market value of the Agrium Common Shares and/or the amount of cash received and (ii) its adjusted tax basis in the Shares surrendered. It is possible, however, that Agrium may decide to modify the acquisition proposal in a manner intended to qualify as a “reorganization” for U.S. federal income tax purposes. If the structure of the acquisition proposal were so modified and qualifies as a

“reorganization” (of which there can be no assurance), a U.S. resident stockholder who receives Agrium Common Shares and cash, if any, in exchange for its Shares pursuant to the Offer would recognize gain to the extent of cash received, but (unless the stockholder receives only cash in the Offer and any related transactions, including the Proposed Merger) would not recognize any loss. You should review the more detailed information under the caption of the Prospectus entitled “The Offer—Certain United States Federal Income Tax Considerations.”

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Prospectus and is incorporated herein by reference.

A request is being made to CFI for its stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Prospectus, the related Letter of Election and Transmittal and other related documents will be mailed to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Prospectus and the related Letter of Election and Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the exchange agent, the information agent or the dealer manager at their respective addresses or telephone numbers set forth below. Additional copies of the Prospectus and the related Letter of Election and Transmittal may be obtained from the exchange agent, the information agent or the dealer manager at their respective addresses or telephone numbers set forth below at Agrium’s expense. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The exchange agent for the Offer is:

BNY MELLON SHAREOWNER SERVICES

By Mail:	By Facsimile Transmission (For Eligible Institutions Only):	By Registered Mail, Hand or Courier:

BNY Mellon Shareowner Services Attn: Corporate Actions P.O. Box 3301 South Hackensack, NJ 07660	Facsimile: (201) 680-4626 For Confirmation Only, Please Call: (201) 680-4860 For Lost Securities Referrals, Please Call: (877) 296-3711 (within the U.S.) or (201) 680-6578 (outside the U.S.)	BNY Mellon Shareowner Services Attn: Corporate Actions— 27th Floor 480 Washington Blvd. Jersey City, NJ 07310

The information agent for the Offer is:

Georgeson Inc.

199 Water Street, 26th Floor

New York, New York 10038

Banks and Brokerage Firms Please Call: (212) 440-9800

All Others Please Call Toll Free: (866) 318-0506

Email Inquiries: cftransaction@georgeson.com

The dealer manager for the Offer is:

RBC Capital Markets Corporation

Three World Financial Center

200 Vesey Street, 9th Floor

New York, New York 10281

(212) 428-5421 (Call Direct)

or

(866) 246-3902 (Toll Free)